

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2011

Via Email
Peter Scalise III
Chief Executive Officer
Mojo Ventures, Inc.
836 Grundy Avenue
Holbrook, NY 11741

> **Re:    Mojo Ventures, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 10, 2011**
> **File No. 333-148190**

Dear Mr. Scalise:

We have reviewed your filing and have the following additional comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K Filed June 10, 2011

1.    We note from your disclosure in Forms 10-K for the years ended September 30, 2010 and September 30, 2009 that you concluded that your internal control over financial reporting was not effective because of a material weakness in internal control.  Please tell us why the material weakness is not a reportable event as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K.  Refer to Question 111.04 of our Compliance and Disclosure Interpretation on Regulation S-K, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  If you amend to disclose your material weakness as a reportable event, please disclose whether (i) a committee of the board of directors, or the board of directors, discussed the subject matter of each reportable event with the former accountant and (ii) whether you authorized the former accountant to respond fully to inquiries of the new accountant concerning the

Peter Scalise III
Mojo Ventures, Inc.
June 13, 2011
Page 2

        subject matter of each reportable event and, if not, describe the nature of any limitation thereon and the reason therefore.  Refer to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

2.      When you amend your Form 8-K in response to the above comment, please file an updated letter from Silberstein as an exhibit to the amendment in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Lisa Sellars at (202) 551-3348 if you have questions.  In her absence you may contact me at (202) 551-3737.

      Sincerely,

      /s/ Jennifer Thompson

      Jennifer Thompson
      Accounting Branch Chief